Keegan Announces Full Settlement of Esaase Gold Concession Lawsuit

Vancouver, British Columbia, November 28, 2012: Keegan Resources Inc. (“Keegan” or “Company”) (TSX/NYSE MKT: KGN) is pleased to announce that it has reached a complete and final out-of-court settlement of the litigation in which Keegan was named jointly with the Ghana Minerals Commission as a co-defendant in a lawsuit initiated by Sametro Co Ltd. (“Sametro”), a predecessor in title to the Esaase gold property. Sametro had alleged irregularities in the execution of a 2007 agreement by which Keegan obtained title to the Esaase concessions.

All litigants have now executed a definitive Deed of Settlement which includes a consent case dismissal, mutual releases, an indemnity for Keegan as well as a retraction by Sametro of certain allegations of wrongdoing that it had made in connection with the dispute. Financial details remain confidential, but the full settlement amount was not material to the Company.

Peter Breese, Keegan CEO, commented: “The complete settlement of the Litigation will allow us to continue to move Esaase rapidly towards gold production in 2015 without the distraction of this legal claim.  All of the Company’s stakeholders will benefit from removing any uncertainty or perceived risk from this Litigation as we begin our process of community engagement and further permitting processes.”

On behalf of the Board of Directors,

Peter Breese, President & CEO

About Keegan Resources Inc.

Keegan is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

For more information about Keegan Resources, contact Investor Relations at 604-683-8193, Toll Free at 1-800-863-8655, or visit the website at www.keeganresources.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.